Exhibit 12.1

Avnet, Inc.

Computation of Ratios of Earnings to Fixed Charges

	Fiscal Years Ended
	July 1	July 2	June 27,	June 28,	June 29,
	2017	2016	2015	2014	2013
	(in thousands)
Earnings:
Income from continuing
Operations before tax	310,404	478,013	571,511	529,952	387,655
Add fixed charges	130,629	114,170	111,318	117,970	116,163
Total Earnings	441,033	592,183	682,829	647,922	503,818

Fixed charges:
Interest on indebtedness including
amortization of debt expense	106,691	91,936	87,080	91,206	92,817
Interest component of rent expense	23,938	22,234	24,238	26,764	23,346
Total fixed charges	130,629	114,170	111,318	117,970	116,163

	3.4	5.2	6.1	5.5	4.3